July 12, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance, Office of Technology
100 F Street, NE
Washington, D.C. 20549
Attention: Katherine Wray and Jan Woo

Re:	Streamline Health Solutions, Inc. (the “Company”)
Registration Statement on Form S-3, as Amended
(File No. 333-255723)

Dear Ms. Wray and Ms. Woo:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the Company respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 4:00 p.m. Eastern Time on Wednesday, July 14, 2021, or as soon thereafter as is practicable.

Please contact our counsel, David M. Calhoun, Morris, Manning & Martin, LLP, at (404) 504-7613 or dmc@mmmlaw.com, with any questions or to notify the Company of the effectiveness of the Registration Statement.

Very truly yours,

STREAMLINE HEALTH SOLUTIONS, INC.

By:	/s/ Thomas J. Gibson
Name:	Thomas J. Gibson
Title:	Chief Financial Officer